As filed with the Securities and Exchange Commission on February 2, 2010
Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DENBURY RESOURCES INC.
(Exact name of Registrant)

Delaware	20-0467835
(State of incorporation)	(I.R.S. Employer Identification No.)
1311
(Primary Standard Industrial Classification Code Number)

Mark C. Allen, Senior Vice President and Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Pkwy., Ste. 1200
Plano, Texas 75024
(972) 673-2000
(Name, address and telephone number of Registrant’s executive offices and agent for service)

Copies to:

Donald W. Brodsky
Judy G. Gechman
Baker & Hostetler LLP
1000 Louisiana Street
Suite 2000
Houston, Texas 77002
(713) 646-1335

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit(1)	Offering Price	Fee
Common Stock, par value $.001 per share	11,620,000	$13.55	$157,451,000	$11,227

(1)	Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, these prices are estimated solely for the purpose of calculating the registration fees and are based on the average of the high and the low sales prices of the Company’s common stock on the New York Stock Exchange on January 29, 2010.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2010

PROSPECTUS

11,620,000 SHARES

Denbury Resources Inc.

COMMON STOCK

The selling stockholders named herein may offer and sell from time to time up to 11,620,000 shares of our common stock covered by this prospectus. We are registering the offer and sale of these shares of our common stock to satisfy registration rights that we have granted to the selling stockholders on a private basis in connection with our acquisition from them of certain properties. The selling stockholders will receive all of the proceeds from any sales of their shares. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell all or some of the shares of common stock covered by this prospectus in a number of different ways and at varying prices. More information about how the selling stockholders may sell the shares is provided in the section entitled “Plan of Distribution” beginning on page 12.

This prospectus describes the general terms of the general manner in which the shares of common stock covered by this prospectus will be offered. Specific terms of any offering will be provided in a final prospectus. You should read this prospectus and any supplement or final prospectus carefully before you make your investment decision.

Our common stock is traded on the NYSE under the symbol “DNR.” On January 29, 2010 the last reported sale price of our common stock on the NYSE was $13.55 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2010

Our principal executive office is located at 5100 Tennyson Parkway, Suite 1200, Plano, Texas 75024 and our telephone number is (972) 673-2000. We also have four primary field offices, located in Jackson, Mississippi; Laurel, Mississippi; McComb, Mississippi; and Pearland, Texas.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, using a “shelf” registration process. This prospectus relates to the offer and sale by the selling stockholders of our common stock. You should rely on the information contained or incorporated by reference into this prospectus. Specific information about the terms of an offering will be included in a final prospectus or a prospectus supplement relating to each offering of shares made pursuant to this registration statement. The final prospectus may also add, update or change information contained in this prospectus. We have not authorized any other person to provide you with different information. You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the final prospectus, before making an investment decision.

If anyone else provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and in the documents incorporated by reference herein is accurate only as of their respective dates. Our business, results of operations, financial condition and prospects may have changed since those dates.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference herein include “forward-looking statements” about Denbury, Encore Acquisition Company, or Encore, and the combined company after the merger of Encore with and into Denbury, within the meaning of Section 27A of the Securities Act of 1933, as amended (which is referred to as the Securities Act in this prospectus), Section 21E of the Securities Exchange Act of 1934, as amended (which is referred to as the Exchange Act in this prospectus), and the Private Securities Litigation Reform Act of 1995, regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Denbury, including following the merger of Encore into Denbury, and statements regarding integration of the businesses of Denbury and Encore and general economic conditions. See “Summary — The merger” and “Risk Factors.”

The events and circumstances referred to in forward-looking statements are subject to numerous risks and uncertainties. Although we believe that in making such statements our expectations are based on reasonable assumptions, the events and circumstances referred to may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for its obligations to disclose material information under United States federal securities laws, Denbury does not undertake any obligation to release publicly any revision to any forward-looking statement, to report events or circumstances after the date of this document or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document, could affect the future results of the energy industry in general, and Denbury after the merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	uncertainties inherent in the development and production of and exploration for oil and natural gas and in estimating reserves;

•	unexpected difficulties in integrating the operations of Denbury and Encore;

•	the need to make unexpected future capital expenditures (including the amount and nature thereof);

•	the impact of oil and natural gas price fluctuations;

•	the effects of our indebtedness and increases in interest rates thereon, which could restrict our ability to operate, make us vulnerable to general adverse economic and industry conditions, place us at a competitive disadvantage compared to our competitors that have less debt, and have other adverse consequences;

•	the effects of competition;

•	the success of our risk management activities;

•	the availability of acquisition or combination opportunities (or lack thereof);

•	the impact of current and future laws and governmental regulations;

•	environmental liabilities that are not covered by an effective indemnification agreement or insurance; and

•	general economic, market or business conditions.

All written and oral forward-looking statements attributable to Denbury or persons acting on behalf of Denbury are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see “Where You Can Find More Information.”

ii

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC’s Internet site at http://www.sec.gov, or at our own website at http://www.denbury.com.

This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the filed document.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to that information. Any information referred to in this way is considered part of this prospectus from the date we file the document containing it. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference (excluding any information furnished pursuant to Item 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all the securities covered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	Current Reports on Form 8-K filed with the SEC on January 7, 2009, February 5, 2009, February 6, 2009, February 17, 2009, May 6, 2009, July 7, 2009, November 2, 2009 (dated November 1, 2009), November 5, 2009 (dated October 31, 2009), November 13, 2009, December 3, 2009, December 7, 2009, December 23, 2009, December 23, 2009, January 6, 2010, February 1, 2010, as amended on February 1, 2010, February 2, 2010 (attaching as exhibits financial, oil and natural gas reserves and other information of Encore) and February 2, 2010 (attaching as exhibits unaudited pro forma financial and reserves information of the combined company); and

•	The description of Denbury common stock set forth in the Registration Statement on Form 8-A (File No. 001-12935 filed with the SEC pursuant to Section 12 of the Exchange Act on April 25, 1997, as amended on April 21, 1999), and any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings at no cost by writing or telephoning Laurie Burkes, Investor Relations at Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas 75024, phone: (972) 673-2000.

iii

SUMMARY

In this prospectus, when we use the terms “Denbury,” the “Company,” “we,” “us” or “our,” we mean Denbury Resources Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or the context requires otherwise. The “merger” refers to the merger of Encore with and into the Company. References to oil and natural gas prices used in this prospectus mean the NYMEX WTI oil price and the Henry Hub natural gas cash price per MMbtu, unless otherwise indicated. Oil and natural gas terms used in this prospectus are defined in the “Glossary of Oil and Gas Terms” section.

Denbury

Denbury is a Delaware corporation engaged in the acquisition, development, operation and exploration of oil and natural gas properties in the Gulf Coast region of the United States, primarily in Mississippi, Louisiana, Texas and Alabama. We are the largest oil and natural gas producer in Mississippi, and we own the largest reserves of CO2 used for tertiary oil recovery east of the Mississippi River. Our goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction processes, with our most significant emphasis relating to tertiary recovery operations.

Since we acquired our first CO2 tertiary flood in Mississippi in 1999, we have gradually increased our emphasis on these types of operations. Our tertiary operations have grown to the point that, as of December 31, 2009, approximately 65% of our proved reserves were proved tertiary oil reserves. As of December 31, 2009, we had total tertiary-related proved oil reserves of approximately 134.5 MMBbls. Our production from tertiary operations has increased from approximately 1,350 Bbls/d in 1999, the then existing production at Little Creek Field at the time of acquisition, to a preliminary estimated average of approximately 26,300 Bbls/d during the fourth quarter of 2009. We expect this production to continue to increase for several years as we expand our tertiary operations to additional fields that we own. We believe that there are many additional oil fields in our operating areas that can be acquired and flooded with CO2, providing potential growth opportunities beyond our existing inventory of oil fields.

Our estimated total proved reserves at December 31, 2009 were 192.9 MMBbls of oil and 88 Bcf of natural gas, based on the average first-day-of-the-month prices for each month during 2009 which for NYMEX oil was a price of $61.18 per barrel adjusted to prices received by field and for natural gas was a Henry Hub cash price of $3.87 per MMBtu, also adjusted to prices received by field. On a BOE basis, our proved reserves were 207.5 MMBOE at December 31, 2009, of which approximately 93% was oil and approximately 62% was proved developed.

Strategy

Denbury’s strategy is focused on the following fundamental principles:

•	remain focused in specific regions where Denbury either has, or believes it can create, a competitive advantage as a result of its ownership or use of CO2 reserves, oil fields and CO2 infrastructure;

•	acquire properties where management believes additional value can be created through tertiary recovery operations and a combination of other exploitation, development, exploration and marketing techniques;

•	acquire properties that give Denbury a majority working interest and operational control or where management believes Denbury can ultimately obtain them;

•	maximize the value of company properties by increasing production and reserves while controlling costs; and

•	maintain a highly competitive team of experienced and incentivized personnel.

The merger

On October 31, 2009, we entered into a merger agreement with Encore, pursuant to which Encore will merge with and into Denbury in a transaction valued at approximately $4.5 billion at that time. As a result of the merger, Encore will cease to exist and Denbury will continue as a public company. The following description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement, which has been filed as Exhibit 2.1 to Denbury’s Form 8-K on November 5, 2009 incorporated herein by reference.

Based on the number of shares of Encore common stock outstanding as of a recent date, and including cash payments to Encore stock option holders, the transaction value of the merger is approximately $4.5 billion and the merger consideration will be approximately $890 million in cash and between 115 and 146 million in shares of Denbury common stock, due to the share exchange ratio in the merger being subject to a collar calculated with reference to future average prices of Denbury common stock.

The merger is subject to a number of closing conditions, including, among others, the adoption of the merger agreement by Encore’s and Denbury’s stockholders; no pending stop order or proceeding seeking a stop order relating to our registration statement on Form S-4; the receipt of tax opinions from counsel for each of Denbury and Encore to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that each of Denbury and Encore will be a party to the reorganization within the meaning of Section 368(b) of the Code; Denbury’s receipt of the financing contemplated by the merger agreement; and other customary conditions, including the absence of a material adverse effect on Denbury or Encore.

The acquisition of Encore by Denbury positions the combined company as one of the largest crude oil-focused, independent North American exploration and production companies, with oil constituting approximately 79% of its combined proved reserves and with future growth predominantly in oil. The merger will nearly double (prior to the acquisition of a 95% interest in the Conroe field) Denbury’s inventory of oil reserves potentially recoverable with CO2 tertiary operations. The acquisition also creates one of the largest CO2 enhanced oil recovery (“EOR”) platforms in both the Gulf Coast and Rocky Mountain regions, complemented by Denbury’s ownership and control of the Jackson Dome CO2 source in Mississippi and CO2 supply contracts with potential anthropogenic sources of CO2 in the Gulf Coast, Midwest and Rockies. Denbury expects the combined company’s size and scale, access to capital and geographic presence to facilitate larger CO2 projects, additional property acquisitions and opportunities to partner with CO2 emitters, in both the Gulf Coast and Rocky Mountain regions.

We have received a financing commitment, subject to customary conditions, to underwrite a new $1.6 billion senior secured revolving credit facility (the “newly committed credit facility”). We have been advised by the co-arrangers of this newly committed credit facility, J.P. Morgan and Bank of America, N.A., that the syndication phase is complete, and documentation for this facility is being prepared. The newly committed credit facility is subject to final documentation and satisfaction of closing conditions. Denbury anticipates finalizing this facility prior to the Denbury and Encore stockholder meetings.

We expect to finance the Encore acquisition, related costs and repayment of certain Encore debt with a combination of borrowings under our newly committed credit facility and an offering of $1.0 billion of senior subordinated notes due 2020 announced February 2, 2010, and, if and to the extent we do not receive the proceeds from our notes offering, with a bridge loan for which we have received a financing commitment.

Encore

Encore is a Delaware corporation engaged in the acquisition and development of oil and natural gas reserves from onshore fields in the United States. Since 1998, Encore has acquired producing properties with proven reserves and leasehold acreage and grown the production and proven reserves by drilling, exploring, reengineering or expanding existing waterflood projects and applying tertiary recovery techniques. Encore’s properties and its oil and natural gas reserves are located in four core areas:

•	the Cedar Creek Anticline, or CCA, in the Williston Basin in Montana and North Dakota;

•	the Permian Basin in west Texas and southeastern New Mexico;

•	the Rockies, which includes non-CCA assets in the Williston, Big Horn and Powder River Basins in Wyoming, Montana and North Dakota and the Paradox Basin in southeastern Utah; and

•	the Mid-Continent region, which includes the Arkoma and Anadarko Basins in Oklahoma, the North Louisiana Salt Basin and the East Texas Basin.

Encore’s estimated total proved reserves at December 31, 2009 were 147.1 MMBbls of oil and 439.1 Bcf of natural gas, based on the average first-day-of-the-month prices for each month during 2009, which reflect an oil price of $61.18 per barrel and a natural gas cash price of $3.83 per MMBtu. On a BOE basis, Encore’s proved reserves were 220.3 MMBOE at December 31, 2009, of which approximately 67% was oil and approximately 80% was proved developed.

Rationale for the merger

We believe that merging Encore into Denbury advances our strategy, as described below:

•	Encore owns legacy oil assets in Montana, North Dakota and Wyoming with over 6 billion barrels of original oil in place, assets that are distinguished by their long reserve life and low decline rates and that have significant potential for recovery of crude oil through CO2 EOR.

•	The merger will create one of the largest crude oil focused independent exploration and production companies in North America. The proved oil and gas reserves of the combined company are expected to be approximately 79% oil reserves, an advantage in light of the better profit margin for oil as reflected in both the short-term and long-term marketplace for oil versus natural gas.

•	The merger will expand Denbury’s EOR platform, which is already one of the country’s largest, by adding another core area of focus, the Rocky Mountain region. Both Denbury’s Gulf Coast core EOR area and the Rocky Mountain region have a significant number of oil fields that are future acquisition candidates for CO2 flooding, providing multiple future growth opportunities for a company of Denbury’s post-merger scale and geographic presence.

•	The merger will nearly double Denbury’s potential oil reserves (prior to the Conroe purchase discussed below) recoverable through EOR. Denbury expects its significant expertise in EOR in the Gulf Coast to be directly applicable to Encore’s Rocky Mountain oilfield assets.

•	Encore’s Bakken oil properties and Haynesville gas properties both provide reserves and production potential from shale formations, as Encore owns over 300,000 acres in the Bakken area (one of the largest positions in the field) and over 19,000 acres in the Haynesville area of north Louisiana. Denbury anticipates that these shale assets will provide short-term production growth and cash flow while longer-term EOR assets are developed, and will provide potentially significant incremental reserve growth.

•	Denbury anticipates that EOR production from Encore properties will provide production growth beginning in 2015, the time at which Denbury’s current Gulf Coast EOR production is presently predicted to peak.

•	The merger will establish a leading North American CO2 EOR company at a critical juncture in the environmental policy shift regarding carbon capture and storage. Denbury anticipates that the merger will enhance Denbury’s position as a buyer of choice of mature oil properties that can benefit from EOR, and a leading partner for CO2 emitters in offsetting their carbon footprints.

•	Denbury anticipates that the increased size, scale and diversification of the combined company will allow it to ultimately reduce its cost of capital and its operating costs per equivalent barrel. Additionally, Denbury anticipates that it will be in a position to undertake larger CO2 projects because of the combined company’s larger size.

•	Denbury believes the merger is advantageous as it anticipates that post-merger the combined company’s cash flow and proved reserves per share will be accretive to Denbury stockholders. Denbury expects the combined company reserves and production to double, with the net increase in outstanding Denbury shares resulting from the merger ranging from approximately 45% to 60%, depending on the number of shares ultimately issued in the acquisition.

•	Denbury expects the combined company reserves and production to double.

•	Denbury expects the anticipated capital structure of the company after the merger will provide significant liquidity and an opportunity to focus capital deployment on those projects with the optimal return opportunities.

•	As part of the merger, Denbury will acquire the general partner of Encore Energy Partners LP (“ENP”) and an approximately 46% limited partner interest in that entity. ENP affords a potential financing vehicle for the combined company as a master limited partnership designed to provide a reduced cost of capital for purchase of assets from the large inventory of properties that will be owned by the combined company. Dropdowns of acquired assets to ENP may provide Denbury an attractive way to reduce its debt incurred as part of the merger, to the extent ENP sells additional units to the public instead of purchasing assets by incurring incremental debt.

•	The diversified nature of Encore’s oil and natural gas assets, many of which are located in areas generally highly regarded in the industry, should enhance Denbury’s ability to sell a portion of the acquired assets to third parties in order to reduce the debt incurred to finance the merger, while allowing Denbury to retain acquired assets that it judges to be core to its strategy.

•	Denbury anticipates that combining the companies will produce significant synergies, leading to reduced costs in the corporate general and administrative area (including accounting fees, legal fees and executive management team costs) and in the operational area (including engineering costs and discounts for purchasing goods and services on a larger scale).

•	Integration of the companies should be facilitated by the two companies being headquartered within the same greater metropolitan area.

Recent developments

Proposed Genesis sale

On December 17, 2009, we and one of our subsidiaries entered into a definitive agreement to sell all of the subsidiary’s Class A membership interests in Genesis Energy, LLC, the general partner of Genesis Energy, L.P., or Genesis, to an affiliate of Quintana Capital Group L.P. for net proceeds of approximately (1) $100 million less (2) adjustments currently estimated to be up to approximately $18 million (including those related to Genesis management incentive compensation and other selling costs), which upon closing will give the buyer control of Genesis’ general partner. The sale of the general partner does not include the sale of approximately 10% of the outstanding common units of Genesis we hold. The agreement contains termination rights for both parties, including such rights based on the failure to close the transaction by February 28, 2010, and is subject to certain closing conditions.

Conroe purchase

On December 18, 2009, we purchased a 95% interest in the Conroe Field, a significant potential tertiary flood north of Houston, Texas, for approximately $256.4 million in cash plus 11,620,000 shares of Denbury common stock. As part of the transaction, we agreed to provide the sellers with resale registration rights covering those shares. However, the sellers may not sell any of these shares until the earlier of the closing of the Encore merger, its termination or, under certain circumstances, June 28, 2010. We have estimated that the purchased interests have significant estimated net reserve potential from CO2 tertiary recovery. We have also preliminarily estimated that the acquired Conroe Field interests had approximately 20 MMBOE of proved conventional reserves as of December 1, 2009, based on NYMEX oil futures prices near that time, nearly all of which are proved developed. The Conroe Field assets are currently producing around 2,500 BOE/d net to our acquired interests. We will need to build a pipeline to transport CO2 to this field, preliminarily estimated to cover approximately 80 miles, as an extension of Denbury’s Green pipeline. Based on our preliminary estimates, we will spend an additional $750 million to $1.0 billion, including the cost of the CO2 pipeline, to develop the Conroe Field as a tertiary flood.

Barnett sale

On December 30, 2009, we sold our remaining 40% interest in our Barnett Shale natural gas assets for $210 million in cash to the privately held company that had purchased the 60% interest in our Barnett Shale natural gas assets in mid-2009. Production attributable to the 40% interest in the Barnett Shale natural gas assets sold averaged approximately 4,596 BOE/d during the third quarter of 2009.

Fourth quarter production

Based on the preliminary unaudited data, our estimated average daily production rate for our tertiary oil production during the fourth quarter of 2009 is approximately 26,300 Bbls/d. Our preliminarily estimated fourth quarter total production is approximately 44,940 BOE/d, resulting in an average annual production rate of approximately 48,280 BOE/d.

Encore’s estimated fourth quarter production averaged 45,143 BOE/d, consisting of 27,913 Bbls/d and 103,382 Mcf of natural gas per day.

Financial information

The unaudited pro forma combined financial information and the notes thereto, together with the consolidated historical financial statements of Encore, which are part of two Current Reports on Form 8-K filed with the SEC on February 2, 2010 are incorporated by reference herein.

RISK FACTORS

Investing in our common stock involves risks. Before purchasing any of our common stock, you should carefully consider the risk factors that are incorporated by reference herein from Item 1.A., captioned “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. There are additional risk factors related to our indebtedness and the merger, as described below.

Risks Relating to our Business

Our level of indebtedness may adversely affect operations and limit our growth.

Denbury will be more leveraged after the merger than it has been historically. Upon closing of the merger and the revolving credit facility contemplated by the merger agreement, we will have $1.975 billion of revolving credit facilities. Borrowings under the newly committed credit facility combined with Denbury’s existing debt under the committed bridge facility or other financing arrangements are expected to be approximately $3.5 billion of total pro forma combined long-term debt after the completion of the merger. This level of indebtedness could result in Denbury having difficulty accessing capital markets or raising capital on favorable terms and Denbury’s financial results could be negatively affected by its inability to raise capital or because of the cost of such capital.

Our substantial debt following the merger and the related financing could have important consequences for us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments on our debt or to comply with any restrictive terms of our debt;

•	limit our flexibility in planning for, or reacting to, changes in the industry in which we operate; or

•	place us at a competitive disadvantage as compared to our competitors that have less debt.

Realization of any of these factors could adversely affect our financial condition. In addition, although we and Encore both have hedges in place for 2010 and 2011, these hedges have varying floors and ceilings and will only partially protect the combined company’s cash flow. A decline in commodity prices may require that we reduce our planned capital expenditures, which may have a corresponding negative effect on our anticipated production growth.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness or if we otherwise fail to comply with the various covenants in such indebtedness, including covenants in our senior secured credit facilities, we would be in default. This default would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or result in our bankruptcy. Our ability to meet our obligations will depend upon our future performance, which will be subject to prevailing economic conditions, commodity prices, and to financial, business and other factors, including factors beyond our control.

Upon consummation of the merger, we and all of our restricted subsidiaries must comply with various restrictive covenants contained in our revolving credit facilities, the indentures related to our senior subordinated notes and any of our future debt arrangements. These covenants will, among other things, limit our ability and the ability of and all of our restricted subsidiaries to:

•	incur additional debt or liens;

•	pay dividends;

•	make payments in respect of or redeem or acquire any debt or equity issued by Denbury;

•	sell assets;

•	make loans or investments; and

•	acquire or be acquired by other companies.

Risks Relating to the Merger

Denbury and Encore are parties to pending lawsuits in connection with the merger.

Three shareholder lawsuits styled as class actions have been filed against Encore and its board of directors. The lawsuits are entitled Sanjay Israni, Individually and On Behalf of All Others Similarly Situated vs. Encore Acquisition Company et al. (filed November 4, 2009 in the District Court of Tarrant County, Texas), Teamsters Allied Benefit Funds, Individually and On Behalf of All Others Similarly Situated vs. Encore Acquisition Company et al. (filed November 5, 2009 in the Court of Chancery in the State of Delaware) and Thomas W. Scott, Jr., individually and on behalf of all others similarly situated v. Encore Acquisition Company et al. (filed November 6, 2009 in the District Court of Tarrant County, Texas). The Teamsters and Scott lawsuits also name Denbury as a defendant. The complaints generally allege that (1) Encore’s directors breached their fiduciary duties in negotiating and approving the merger and by administering a sale process that failed to maximize shareholder value and (2) Encore, and, in the case of the Teamsters and Scott complaints, Denbury aided and abetted Encore’s directors in breaching their fiduciary duties. The Teamsters complaint also alleges that Encore’s directors and executives stand to receive substantial financial benefits if the transaction is consummated on its current terms.

The plaintiffs in these lawsuits seek, among other things, to enjoin the merger and to rescind the merger agreement. Encore and Denbury believe that the lawsuits are without merit and that they have valid defenses to all claims. Encore and Denbury will defend this litigation vigorously.

A shareholder suit regarding a compensation matter brought as a derivative action on behalf of Denbury against Denbury’s board of directors, entitled Harbor Police Retirement System v. Gareth Roberts, et al, in the District Court of Dallas County, Texas, was amended in January 2010, to generally allege breach of the Denbury directors’ fiduciary duties based upon the further allegation that the directors approved an unreasonably high purchase price in the merger. The plaintiff seeks monetary damages and equitable relief. Denbury believes these allegations are without merit and that its directors have valid defenses to all claims. Denbury and its directors intend to defend this litigation vigorously.

Business uncertainties and contractual restrictions while the merger is pending may have an adverse effect on Encore or Denbury.

Uncertainty about the effect of the merger on employees, suppliers, partners, regulators and customers may have an adverse effect on Encore. These uncertainties may impair Encore’s ability to attract, retain and motivate key personnel until the merger is consummated and could cause suppliers, customers and others that deal with Encore to defer purchases or other decisions concerning Encore or seek to change existing business relationships with Encore. In addition, the merger agreement restricts both Denbury and Encore from making certain acquisitions and taking other specified actions without the other’s approval. Because these restrictions could prevent either party from pursuing attractive business opportunities that may arise prior to the completion of the merger, the overall value of the combined company could be negatively impacted.

Risks Relating to the Combined Company After the Merger

We may not realize the benefits of integrating our companies.

To be successful after the merger, Denbury will need to combine and integrate our operations and the operations of Encore into one company. Integration will require substantial management attention and could detract attention from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future production, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If we cannot successfully integrate our business with Encore’s business, we may fail to realize the expected benefits of the merger.

The combined company may be unable to secure sufficient amounts of carbon dioxide to expand its CO2 EOR operations into the Rocky Mountain region.

Our long-term growth strategy is focused on our CO2 tertiary recovery operations. Production of crude oil from the expansion of our tertiary operations into the Rocky Mountain region depends on having access to sufficient amounts of CO2 in this region. The ability to produce this oil and execute this growth strategy would be hindered if we were unable to obtain necessary CO2 volumes in the Rocky Mountain region at a cost that is economically viable.

The combined company may experience an impairment of its goodwill.

We expect to recognize a substantial amount of goodwill in connection with consummation of the merger and the allocation of the purchase price thereto. We test goodwill for impairment annually during the fourth quarter, or between annual tests if an event occurs or circumstances change that may indicate the fair value of a reporting unit is less than the carrying amount. The need to test for impairment can be based on several indicators, including but not limited to a significant reduction in the price of oil or natural gas, a full cost ceiling write-down of oil and natural gas properties, unfavorable revisions to oil and natural gas reserves and significant changes in the expected timing of production, or changes in the regulatory environment.

Fair value calculated for the purpose of testing for impairment of our goodwill is estimated using the expected present value of future cash flows method and comparative market prices when appropriate. A significant amount of judgment is involved in performing these fair value estimates for goodwill since the results are based on estimated future cash flows and assumptions related thereto. Significant assumptions include estimates of future oil and natural gas prices, projections of estimated quantities of oil and natural gas reserves, estimates of future rates of production, timing and amount of future development and operating costs, estimated availability and cost of CO2, projected recovery factors of reserves and risk-adjusted discount rates. We base our fair value estimates on projected financial information which we believe to be reasonable. However, actual results may differ from those projections.

SELLING STOCKHOLDERS

This prospectus covers the offering for resale of up to 11,620,000 shares of common stock by the selling stockholders. The selling stockholders may sell all, some or none of the shares of common stock covered by this prospectus. Please read “Plan of Distribution.” We will pay the costs, fees and expenses incurred in connection with the registration of the shares of common stock offered by this prospectus, including reasonable fees and expenses of one counsel for the selling stockholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling stockholders.

No such sales may occur unless the registration statement of which this prospectus is a part is effective at the time a selling stockholder offers or sells such shares of common stock and a final prospectus had been delivered.

We are registering the shares of common stock covered by this prospectus for the selling stockholders. The shares were issued to the selling stockholders as partial consideration pursuant to a purchase and sale agreement dated December 18, 2009, for our acquisition from them of certain properties. We entered into a registration rights agreement in connection with that purchase and sale agreement, under which we agreed to register the shares for resale pursuant to Rule 415 within two days following the effective date of our Form S-4 registration statement filed in connection with the merger of Encore with and into Denbury.

The selling stockholders have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any of the shares of stock covered by this prospectus until the earlier of (i) the second business day following the date on which the merger of Encore with and into Denbury is closed, (ii) the date on which the merger agreement is terminated or expires, or (iii) May 31, 2010, subject to certain provisions in the registration rights agreement which could extend this date to no later than June 28, 2010.

The following table sets forth the name of each selling stockholder, the number of shares of our common stock owned and the percentage of shares of common stock outstanding owned by each selling stockholder prior to the offering, the number of shares of common stock being offered for each selling stockholder’s account, and the amount to be owned and the percentage of shares of common stock outstanding owned by each selling stockholder following the completion of the offering (assuming each selling stockholder sells all of the shares of common stock covered by this prospectus). The percentages of shares of common stock outstanding have been calculated based on 261.8 million shares of common stock outstanding as of December 31, 2009. Other than the sale of certain assets to Denbury on December 18, 2009, as described in “Summary — Recent developments,” and the registration rights agreement entered into by Denbury and the selling stockholders in connection therewith, none of the selling stockholders has held any position or office with, been employed by or otherwise had a material relationship with us or any of our affiliates during the three years prior to the date of this prospectus.

The information provided in the table below with respect to the selling stockholders has been obtained solely from the selling stockholders and we have not sought to verify this information. Additionally, some or all of the selling stockholders may have sold or transferred some or all of the shares of common stock listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling stockholders may change over time.

	Shares of Common Stock
	Owned Prior to
	This Offering
	Number of
	Shares of	Percentage of		Number of Shares of
	Common	Common	Shares of	Common Stock
	Stock	Stock	Common Stock	Beneficially Owned
	Beneficially	Beneficially	That may be	Following
Name of Selling Stockholder	Owned	Owned	Sold in This Offering	This Offering

Agee Family Interests, L.P.(1)(2)	2,297,858	*	2,297,858	0
K & B Agee Partners, L.P.(1)	1,102,972	*	1,102,972	0
Agee Family Foundation(1)(4)	333,333	*	333,333	0
Richard E. Agee(1)(2)(4)	1,575,550	*	1,575,550	0
Bart Agee(1)(3)	233,262	*	233,262	0
Judith T. Agee(1)(2)(4)	365,804	*	365,804	0
Quantum Energy Partners III, LP(5)	4,661,499	1.8%	4,661,499	0
Wapiti Parallel Partners(6)	561,487	*	561,487	0
D.E. Shaw AQ — SP Series 3-02, L.L.C.(7)	488,235	*	488,235	0

TOTAL	11,620,000	4.4%	11,620,000	0

*	Less than 1%.

(1)	In the aggregate, the Agee family and certain Agee family entities beneficially own 5,908,779 shares of common stock, which is equal to approximately 2.3% of all Denbury shares of common stock outstanding.

(2)	Agee Holdings, LLC is the general partner of Agee Family Interests, L.P. Richard E. Agee is the President of Agee Holdings, LLC, Judith T. Agee is Vice President of Agee Holdings, LLC, and Richard E. Agee and Judith T. Agee are the members of the Board of Management of Agee Holdings, LLC. Each of Agee Holdings, LLC, Richard E. Agee and Judith T. Agee disclaims beneficial ownership of the shares owned by Agee Family Interest, L.P., except to the extent of their pecuniary interest therein.

(3)	Agee Investments, LLC is the general partner of K & B Agee Partners, L.P. Bart Agee is the President of Agee Investments, LLC, and Bart Agee and Kristine G. Agee are the members of the Board of

Management of Agee Investments, LLC. Each of Agee Investments, LLC, Bart Agee and Kristine G. Agee disclaims beneficial ownership of the shares owned by K & B Agee Partners, L.P., except to the extent of their pecuniary interest therein.

(4)	Judith T. Agee is the President of the Agee Family Foundation and Richard E. Agee is the Vice President of the Agee Family Foundation. Each of Judith T. Agee and Richard E. Agee disclaims beneficial ownership of the shares owned by the Agee Family Foundation.

(5)	Quantum Energy Management III, LP (“QEM III LP”), as the general partner of the Selling Stockholder and Quantum Energy Management III, LLC (“QEM III LLC”), as the general partner of QEM III LP, have voting and dispositive power with respect to the shares of common stock beneficially owned by the Selling Stockholder.

(6)	QEM III LP, as the managing general partner of the Selling Stockholder and QEM III LLC, as the general partner of QEM III LP, have voting and dispositive power with respect to the shares of common stock beneficially owned by the Selling Stockholder.

(7)	Includes 488,235 shares of common stock held directly by D. E. Shaw AQ-SP Series 3-02, L.L.C. (the “Subject Shares”). D. E. Shaw AQ-SP Series 3-02, L.L.C. has power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares. D. E. Shaw & Co., L.P., as investment adviser to D. E. Shaw AQ-SP Series 3-02, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Anne Dinning, Julius Gaudio, Lou Salkind, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Subject Shares on D. E. Shaw & Co., L.P.’s behalf. As general partner of D. E. Shaw & Co., L.P., D. E. Shaw & Co., Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Neither D. E. Shaw & Co., L.P. nor D. E. Shaw & Co., Inc. owns any common stock directly, and each such entity disclaims beneficial ownership of the Subject Shares. David E. Shaw does not own any common stock directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw AQ-SP Series 3-02, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares. The address for the D. E. Shaw group is 120 West Forty Fifth Street, 39th floor, New York, New York 10036.

Selling stockholders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers are “underwriters” within the meaning of the Securities Act if such selling stockholder (a) did not acquire its shares of common stock in the ordinary course of business or (b) had an agreement or understanding, directly or indirectly, with any person to distribute the common stock. To our knowledge, no selling stockholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Because the selling stockholders may offer all or some of their shares of our common stock from time to time, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon the termination of any particular offering by such selling stockholder. Please refer to “Plan of Distribution.”

All expenses incurred in connection with the registration of the common stock owned by the selling stockholders will be borne by us.

USE OF PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

General

As of December 31, 2009, we are authorized to issue up to 625,000,000 shares of stock, including up to 600,000,000 shares of common stock, par value $.001 per share, and up to 25,000,000 shares of preferred stock, par value $.001 per share. As of December 31, 2009, we had 261.8 million shares of common stock and no shares of preferred stock outstanding. This excludes 10.8 million shares of common stock subject to options and stock appreciation rights under our option plan outstanding as of December 31, 2009, at a weighted average option price of $10.77 per share.

The number of Denbury’s outstanding shares of common stock after the merger will be much greater than before the merger. Based on the number of shares of Encore common stock outstanding as of January 13, 2010, Denbury would issue to Encore stockholders between 115 million and 146 million shares of Denbury common stock in the merger, which will represent an increase in the Denbury aggregate shares outstanding of between 44% and 56%, respectively.

Common Stock

The following is a summary of the key terms and provisions of our common stock. You should refer to the applicable provisions of our Restated Certificate of Incorporation, bylaws and the Delaware General Corporation Law for a complete statement of the terms and rights of our capital stock.

Voting Rights.  Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends.  Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. We have never declared a cash dividend and intend to continue our policy of using retained earnings for expansion of our business. Certain of our debt instruments restrict the payment of cash dividends.

Rights upon Liquidation.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Non-Assessable.  All outstanding shares of common stock are fully paid and non-assessable.

Anti-takeover measures.  Our Restated Certificate of Incorporation requires a majority vote of not less than two-thirds of the Board on many significant transactions, including amending our charter or bylaws, issuing equity securities, creating any series of preferred stock, issuing debt in excess of 10% of our assets, making acquisitions or dispositions with a purchase price in excess of 20% of our assets, or increasing or decreasing the size of our Board. Because a smaller number of directors than a majority can join together to block future transactions, issuances of securities or changes in our organizational documents, there is an increased possibility that these transactions will not be accomplished.

No Preemptive Rights.  Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

Listing.  Our outstanding shares of common stock, including the shares offered under this prospectus, are listed on the New York Stock Exchange under the symbol “DNR.”

Transfer Agent

American Stock Transfer and Trust Company, LLC is the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

We are registering the shares of stock covered by this prospectus on behalf of the selling stockholders to permit the resale of these shares of stock by the selling stockholders from time to time after the date of this prospectus. As used in this prospectus, “selling stockholders” includes donees, transferees and pledgees selling shares of common stock received from a named selling stockholder after the date of this prospectus. The shares were issued to the selling stockholders as partial consideration pursuant to a purchase and sale agreement dated December 18, 2009 for the acquisition of certain properties. We entered into a registration rights agreement in connection with that purchase and sale agreement, under which we agreed to register the shares and to indemnify the selling stockholders against certain liabilities related to the selling of the stock, including liabilities arising under the Securities Act. Under the registration rights agreement, we also agreed to pay the costs and fees of registering the shares of stock, including reasonable fees and expenses of one counsel for the selling stockholders; however, the selling stockholders will pay any brokerage commissions or underwriting discounts relating to the sale of the shares of stock. Subject to limited exceptions, we are only obligated to pay the costs and fees associated with one underwritten offering. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of stock.

The selling stockholders have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any of the shares of stock covered by this prospectus until the earlier of (i) the second business day following the date on which the merger of Encore with and into Denbury is closed, (ii) the date on which the merger agreement is terminated or expires, or (iii) May 31, 2010, subject to certain provisions in the registration rights agreement which could extend this date to no later than June 28, 2010.

The selling stockholders may sell the stock being offered hereby in one or more of the following ways at various times:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act.

Each selling stockholder may offer its shares of stock in one or more offerings pursuant to one or more prospectus supplements, if required by applicable law, and any such prospectus supplement will set forth the terms of the relevant offering to the extent required. To the extent the shares of stock offered pursuant to a prospectus supplement remain unsold, the selling stockholders may offer those shares of stock on different terms pursuant to another prospectus supplement.

The selling stockholders may act independently of each other, and will act independently of us, in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the stock on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. If underwriters are used in the sale, the stock will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of the stock by the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the selling stockholders may sell some or all of the shares of stock covered by this prospectus:

•	through a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	through purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	through privately negotiated transactions;

•	on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the issuance by the selling stockholders or others of derivative securities, including, without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options (whether listed on an options exchange or otherwise);

•	through an exchange distribution in accordance with the rules of the applicable exchange;

•	through short sales;

•	through agreements between broker-dealers and the selling stockholders to sell a specified number of such shares of stock at a stipulated price per share;

•	as a distribution to such selling stockholder’s partners, members, or equity owners;

•	through a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.

The selling stockholders may also enter into hedging transactions. For example, a selling stockholder may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of stock received from the selling stockholder to close out its short positions;

•	sell stock short itself and redeliver such shares to close out its short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the stock under this prospectus; or

•	loan or pledge the stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, a selling stockholder may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third party may use securities borrowed from a selling stockholder or others to settle such sales and may use securities received from a selling stockholder to close out any related short positions. A selling stockholder may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

The applicable prospectus supplement will set forth the terms of the offering of the stock covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, if any; and

•	the public offering price of the stock and the proceeds to the selling stockholders and any discounts, commissions or concessions or other items constituting compensation allowed, reallowed or paid to underwriters, dealers or agents, if any.

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

The selling stockholders may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If any selling stockholder qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

In addition to selling its stock under this prospectus, a selling stockholder may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the stock, including liabilities arising under the Securities Act;

•	transfer its stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer;

•	sell its stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

•	sell its stock by any other legally available means.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby are being passed upon for us by Baker & Hostetler LLP, Houston, Texas.

EXPERTS

Denbury

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain information with respect to the oil and natural gas reserves associated with Denbury’s oil and gas properties is derived from the reports of DeGolyer and MacNaughton, an independent petroleum engineering firm, and has been included in this document on the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

Encore

The consolidated financial statements of Encore Acquisition Company appearing in Denbury Resources Inc.’s Current Report on Form 8-K dated February 2, 2010 and the effectiveness of Encore Acquisition Company’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Encore Acquisition Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and natural gas reserves associated with Encore’s oil and gas properties is derived from the reports of Miller and Lents, Ltd., an independent petroleum engineering firm, and has been included in this document on the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and in this document:

Bbls/d.  Barrels of oil produced per day.

Bcf.  One billion cubic feet of gas or CO2.

BOE.  One barrel of oil equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

BOE/d.  BOE per day.

CO2.  Carbon dioxide.

Development costs.*  Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

Field.*  An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

MBbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet of natural gas or CO2.

MMBbls.  One million barrels of crude oil or other liquid hydrocarbons.

MMBOE.  One million BOEs.

MMBtu.  One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

NYMEX.  New York Mercantile Exchange.

Proved developed reserves.*  Crude oil, natural gas and natural gas liquids reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Reserve life.  A measure of the productive life of an oil and gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year-end by production for that year.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Tertiary recovery operations.  An enhanced recovery operation that normally occurs after waterflooding, in which chemicals or natural gases (CO2) are used as the injectant.

*  This definition is an abbreviated version of the complete definition as defined by the SEC in Rule 4-10(a) of Regulation S-X. For the complete definition see: http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c= ecfr&sid=20c66c74f60c4bb8392bcf9ad6fccea3&rgn=div5&view= text&node= 17:2.0.1.1.8&id-no=
17#17:2.0.1.1.8.0.21.43.

Part II
Information not required in prospectus

Item 14.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses payable by us in connection with the sale of securities being registered hereby. All amounts are estimates, except the registration fee.

SEC Registration Fee	$11,227
Accounting Fees	50,000
Legal Fees and Expenses	50,000
Printing and Engraving Fees and Expenses	30,000
Miscellaneous	8,773

Total	$150,000

Item 15.	Indemnification of officers and directors

Section 145 of the Delaware General Corporation Law (the “DGCL”), empowers us under specified circumstances, to indemnify our directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or threatened by reason of the fact that they were our directors, officers, employees or agents, so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of our Company, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of our Company, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to us, unless a court determines that indemnification is appropriate.

Article IX of our Restated Certificate of Incorporation requires indemnification of directors, officers and other employees to the fullest extent permitted by Section 145 of the DGCL. Furthermore, Article IX explicitly provides that:

•	we may advance expenses, including reasonable attorneys’ fees, to individuals entitled to indemnification;

•	we may not take any action to diminish or reduce the rights of individual entitled to indemnification after the occurrence of the events to which the indemnification relates; and

•	any person entitled to indemnification by us may bring suit against us if we do not pay them within 30 days after receiving a written demand for indemnification and, if successful, such person may recover their expenses for such suit, including attorneys’ fees, from us. In the suit, we will have the burden of proving any defense that the person is not eligible for indemnification under the DGCL.

Additionally, we maintain directors and officers insurance which includes coverage for liability under the federal securities laws.

Article X of our Certificate of Incorporation limits the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director provided that a director’s liability may not be limited (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.	Exhibits

Exhibit
No.		Document Description

3.1		Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on December 29, 2003 (incorporated by reference as Exhibit 3.1 of our Form 8-K filed December 29, 2003).
3.2		Certificate of Amendment of Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 20, 2005 (incorporated by reference as Exhibit 3(a) of our Form 10-Q filed November 8, 2005).
3.3		Certificate of Amendment of Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on November 21, 2007 (incorporated by reference as Exhibit 3(c) of our Form 10-K filed February 29, 2008).
3.4		Bylaws of Denbury Resources Inc., a Delaware corporation, adopted December 29, 2003 (incorporated by reference as Exhibit 3.2 of our Form 8-K filed December 29, 2003).
*5	.1	Opinion of Baker & Hostetler LLP as to the validity of the Securities being registered.
*23	.1	Consent of PricewaterhouseCoopers LLP.
*23	.2	Consent of DeGolyer and MacNaughton.
*23	.3	Consent of Ernst & Young LLP.
*23	.4	Consent of Miller and Lents, Ltd.
*23	.5	Consent of Miller and Lents, Ltd.
*23	.6	Consent of Baker & Hostetler LLP (included in Exhibit 5.1).
*24		Power of Attorney (included on signature page).

*	Filed herewith

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on February 2, 2010.

DENBURY RESOURCES INC.

By:	/s/ Mark C. Allen
Mark C. Allen
Senior Vice President and Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Phil Rykhoek and Mark C. Allen, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date

/s/ Phil Rykhoek Phil Rykhoek	Chief Executive Officer (Principal Executive Officer)	February 2, 2010

/s/ Mark C. Allen Mark C. Allen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 2, 2010

/s/ Alan Rhoades Alan Rhoades	Vice President — Accounting (Principal Accounting Officer)	February 2, 2010

/s/ Gareth Roberts Gareth Roberts	Co-Chairman of the Board of Directors	February 2, 2010

/s/ Wieland Wettstein Wieland Wettstein	Co-Chairman of the Board of Directors	February 2, 2010

/s/ Michael L. Beatty Michael L. Beatty	Director	February 2, 2010

/s/ Michael B. Decker Michael B. Decker	Director	February 2, 2010

/s/ Ronald G. Greene Ronald G. Greene	Director	February 2, 2010

Signatures	Title	Date

/s/ David I. Heather David I. Heather	Director	February 2, 2010

/s/ Greg McMichael Greg McMichael	Director	February 2, 2010

/s/ Randy Stein Randy Stein	Director	February 2, 2010

Index to Exhibits

Exhibit
No.		Document Description

3.1		Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on December 29, 2003 (incorporated by reference as Exhibit 3.1 of our Form 8-K filed December 29, 2003).
3.2		Certificate of Amendment of Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 20, 2005 (incorporated by reference as Exhibit 3(a) of our Form 10-Q filed November 8, 2005).
3.3		Certificate of Amendment of Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on November 21, 2007 (incorporated by reference as Exhibit 3(c) of our Form 10-K filed February 29, 2008).
3.4		Bylaws of Denbury Resources Inc., a Delaware corporation, adopted December 29, 2003 (incorporated by reference as Exhibit 3.2 of our Form 8-K filed December 29, 2003).
*5	.1	Opinion of Baker & Hostetler LLP as to the validity of the Securities being registered.
*23	.1	Consent of PricewaterhouseCoopers LLP.
*23	.2	Consent of DeGolyer and MacNaughton.
*23	.3	Consent of Ernst & Young LLP.
*23	.4	Consent of Miller and Lents, Ltd.
*23	.5	Consent of Miller and Lents, Ltd.
*23	.6	Consent of Baker & Hostetler LLP (included in Exhibit 5.1).
*24		Power of Attorney (included on signature page).

*	Filed herewith